OMB APPROVAL
OMB Number: 3235-0058
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Expires: August 31, 2015
Estimated average burden
hours per response.......2.50

FORM 12b-25	SEC FILE NUMBER
33-94884

CUSIP NUMBER
NOTIFICATION OF LATE FILING	190643106

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2012

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Coates International, Ltd.
Full Name of Registrant

Former Name if Applicable

Highway 34 & Ridgewood Road
Address of Principal Executive Office (Street and Number)

Wall Township, New Jersey 07719
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant has only three senior executives and has been occupied in extensive efforts to raise additional working capital, negotiate licensing agreements for the rights to critical technology and finalize various other business arrangements. All of these efforts have made it impractical for the Registrant to finalize these arrangements, arrange for the directors to consider all of these matters and complete the Form 10-K on a timely basis. The Registrant expects to timely file its Form 10-K within the prescribed fifteen day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Barry C. Kaye	(732)	449-7717
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS FROM CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR (rounded to thousands of dollars)

For the year ended December 31, 2012, the Company expects to incur a net loss of ($4,530,000) compared with a net loss of ($2,992,000) for the corresponding period in 2011. The net loss in 2012 is expected to increase by $1,538,000, primarily as a result of an increase in non-cash stock-based compensation expense of $1,357,000 resulting from higher stock awards to George J. Coates under an anti-dilution arrangement and a write-down of inventory in 2012 for slow-moving and obsolete items of $236,000.

A substantial portion of the losses for the years ended December 31, 2012 and 2011 were comprised of non-cash expenses. Cash used by operations is expected to be approximately ($1,108,000) in 2012 compared with ($1,338,000) in 2011.

COATES INTERNATIONAL, LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013		By:	/s/ Barry C. Kaye
Barry C. Kaye
Chief Financial Officer